

FORMATION

Formation Capital Corporation
Suite 1730 – 999 West Hastings Street
Vancouver, BC, Canada V6C 2W2
Tel: 604.682.6229 Fax: 604.682-6205
Website: www.formcap.com

US Securities & Exchange Commission
International Corporate Finance, Stop 3628
100 F Street, NE
Washington, DC, USA
20549
Reference #82-2783


09045462

Feb 11, 2009

SUPPL

Re: Reference File #82-2783

Attached is a copy of Formation Capital Corporation's News Release entitled, "Formation Receives NPDES Permit and 401 Certification for Idaho Cobalt Project". It was officially released on Feb 11, 2009.

Thanks and best regards,

Leianne Emery

Leianne Emery
Corporate Development

Formation Capital Corporation
1730 - 999 West Hastings St.
Vancouver, BC V6C 2W2
www.formcap.com
604.682.6229



Formation Capital Corporation
Suite 1730 – 999 West Hastings Street
Vancouver, B.C. Canada V6C 2W2
Tel: 604.682.6229 Fax: 604.682-6205
Website: formcap.com

Formation

Formation Receives NPDES Permit and 401 Certification for Idaho Cobalt Project

Vancouver, B.C., February 11, 2009 - Formation Capital Corporation ("Formation", FCO-TSX) is pleased to announce that its 100% owned subsidiary, Formation Capital Corporation, U.S. (the Company) is in receipt of a Record of Decision (ROD) from the U.S. Environmental Protection Agency, Region 10 (EPA) to issue a National Pollutant Discharge Elimination System (NPDES) permit for the Idaho Cobalt Project (ICP). The NPDES permit will allow treated water discharge from the ICP to Big Deer Creek. The permit further details the terms and conditions necessary to ensure compliance. Also included with the permit is the Idaho Department of Environmental Quality (IDEQ) Final Section 401 Water Quality Certification stating that terms and conditions of the NPDES permit comply with Idaho Water Quality Standards.

The Service of Notice date was established as February 17, 2009 and as required by 40,CFR,124.19, regarding EPA procedures for decision making, commencing on that date is a 30-day appeal period where individuals who made comments on the draft permit or participated in the public hearings may petition the Environmental Appeals Board to review any condition of the permit decision. After the conclusion of the 30-day period, barring any appeals, the final permit will become effective after a required administrative interval on April 1, 2009.

"The receipt of this permit is a substantial milestone in the permitting process for the Idaho Cobalt Project," commented Guy Jeske, General Manager for the ICP. "The terms and conditions of the permit are consistent with what we expected and we have no doubt that we can comply."

The Company has successfully negotiated agreements with all environmental groups with standing not to appeal the ROD's of the ICP. Changes to the draft NPDES permit now incorporated in the final permit are consistent with the requirements outlined in the agreements the Company reached with the Boulder White-Clouds Council and Earthworks, which were more fully described in Formation's November 17, 2008 news release. As a result of the arrangement, both environmental groups further agreed to not challenge the IDEQ issuance of the Section 401 certification and the EPA issuance of an NPDES permit for the ICP. In addition, the groups agreed not to challenge the Forest Service's ROD to approve of the Plan of Operations announced on January 21, 2009. In an agreement announced in August, 2008, between the Company and the Idaho Conservation League (ICL), the ICL agreed not to challenge the RODs issued by the Forest Service and the EPA, or the IDEQ's 401 Certification of the NPDES permit.

Once in production, Formation's Idaho Cobalt Project will provide the United States with high purity super alloy grade cobalt metal required for critical applications such as the construction of jet airplane engines, land based turbines, catalysts for coal and gas to liquid technology, and batteries used in hybrid and electric cars. The Company trades on the Toronto Stock Exchange under the symbol FCO.

Formation Capital Corporation

"Mari-Ann Green"

Mari-Ann Green, C.E.O.

END

For further information please contact:
E.R. (Rick) Honsinger, P.Geo., V.P. Corporate Communications
Formation Capital Corporation, 1730 – 999 West Hastings Street, Vancouver, BC, V6C 2W2
Head Office: 604-682-6229, Investor Relations: Email: inform@formcap.com - Or visit our Web site at: formcap.com